UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT ON FORM 1-K PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

RYSE INC.

(Exact name of issuer as specified in its charter)

Commission File No.  024-11879

Ontario, Canada	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 Camden St. Suite 200, Toronto, Canada	M5V 1V1
(Address of principal executive offices)	(Zip Code)

929-219-3299
Issuer’s telephone number, including area code

Class B Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Offering Circular, the term “RYSE,” “we,” “us,” “our,” or “the company” refers to Axis Labs Inc., which changed its legal name to RYSE Inc. on August 28, 2020, and its consolidated subsidiaries; “CDN$” refers to Canadian Dollars; and “$” refers to US Dollars“$1 = CDN$1.35, calculated as the average exchange rate throughout 2022 stated by the Bank of Canada, unless otherwise indicated in the document.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Item 1. Business

Company Overview

RYSE Inc. (“RYSE) is an “internet-of-things” (“IoT”) technology startup that creates devices to motorize and automate window coverings, servicing the residential and commercial markets. RYSE intends to re-invent the concept of window blinds and shades motorization, by creating a suite of retrofit and after-market devices that will enable the automation of existing installed window coverings. The company is developing automation features in which their devices intelligently respond to sensors and weather data, controlling the window shades position to reduce energy use by lowering cooling loads or artificial lighting loads. RYSE has generated over $5 million in direct-to-consumer online (lifetime) sales, having shipped over 35,000 devices to-date.

RYSE Inc. was incorporated on May 6, 2009 in Ontario, Canada as ETAPA Window Fashions and began operations on January 1, 2015. The company changed its legal name to Axis Labs Inc. on January 15, 2016 and to RYSE Inc. on August 28, 2020. The company has a Delaware subsidiary RYSE USA Inc. (formerly “AXIS Labs USA Inc.”), which is a ‘flow-through’ entity, where a transfer price agreement has been established in which all funds are flowed to the Canadian parent, and the US subsidiary acts as an ‘agent’ for the Canadian parent, for US related business matters.

Our Mission

Our mission at RYSE is to enhance your space, with smart and simple technology – focusing on both providing greater comfort and greater energy savings. We have the vision to put RYSE on every window covering. We want consumers to think of ‘RYSE’ when they think of smart blinds or smart shades.

Our Products and Services

RYSE SmartShades is a connected device that is installed on the window frame, and controls existing beaded chains or cord loops of a window shade, in order to motorize them. Mounting the device on the window frame outside of the shades differs from several of our competitors that produce devices that are integrated into the shade roller mechanism at the time of fabrication of the shades. Once our device is installed, users can control their shades via our mobile app, where they can create schedules; for example, they can set a timer to have their bedroom window shades open at 7 am to help them wake up to natural sunlight, and close at 8 pm to provide more privacy during the evenings. Users can also control RYSE SmartShades via its on-device buttons, or integrate with smart home or building automation platforms, including Google Home, Amazon Alexa, and Apple HomeKit. The apps enable controlling shades from a smartphone

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Our first generation device, the “AXIS Gear,” is the predecessor to RYSE SmartShades, and is the only device currently available in the market, having generated 100% of historical and current sales. AXIS Gear is similar to RYSE SmartShades in its installation and control functionalities. However, AXIS Gear differs in its industrial design, performance, and communication protocol, using ZigBee to integrate with third party platforms, whereas RYSE SmartShade relies on a cloud API. RYSE SmartShade, being a second-generation model, is inherently more robust in performance, providing a faster, stronger, and quieter motor as well. RYSE SmartShade began shipping in Q4 2021.

In addition to our consumer-facing features, we are also developing a software suite for the commercial real estate market, including offices, hotels, and senior housing. The software will integrate with building automation systems and control the window shades’ position throughout the day, based on weather conditions, sensor data, and user preferences, in order to optimize occupant comfort, and energy savings. RYSE SmartShades will automatically lower window shades during hot and sunny summer weather, to block solar-heat-gain and reduce indoor cooling, as well as automatically open window shades during overcast weather to harvest natural daylight and reduce indoor artificial lighting, which we believe can lead to a reduction of upwards of 20% in cooling (HVAC) loads, and 24% in lighting loads, reducing overall energy consumption in the building and GHG emissions.

This software suite is currently in development, and will undergo a contracted pilot with 3 commercial buildings in Toronto, measuring the energy savings from shade automation. We have began deploying our hardware, and expect to complete the multiple pilots during 2024 and 2025.

RYSE is currently developing a SmartCurtain to be able to motorize and automate existing installed curtains and drapes that run on a rail or rod.

Manufacturing and Production Process

We outsource the manufacturing of our hardware device to a contract manufacturer in China and currently have two factories under contract.

Our products are shipped from China, historically via air freight, and stored in a third-party fulfillment center, ShipMonk (www.shipmonk.com). When a customer places an order via our website, ShipMonk will receive the order details and is responsible for order processing, packaging, and shipping.

Similarly, if a customer purchases from Amazon, Amazon’s warehouse will be responsible for the order processing.

Customers and Sales

Our products are sold primarily online via our website (www.helloaxis.com and www.helloryse.com). We also sell on Amazon, and have contracts in place to sell on third party websites, such as Blinds.com.

Customers discover our products via the use of online advertisements, primarily on Facebook, Instagram, and Google and the latter’s ad network. We are able to target customers based on their profiles and customer demographics via Facebook and Instagram, showing them image and video advertisements of our products to promote product discovery and engagement. With respect to Google, we target customers based on their search query, as an indication of intent to purchase. The majority of all historical sales has been driven via these online advertisement platforms.

Going forward, we have plans in place to begin selling and distributing into scalable sales channels, including retailers and dealers. We have hired a Sales Manager responsible for our B2B sales efforts, who had work experience as a B2B Sales Manager for a global window covering company. Our B2B customers include real estate developers such as Related and Presidio Bay.

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Traction

RYSE has generated over $6 million in lifetime revenues, having shipped over 40,000 devices to-date (as of December 31, 2022). Sales have been entirely generated online via direct-to-consumer sales. The company has considerable experience with New Product Introduction and manufacturing in China, ensuring robust quality control measures are implemented. Our innovation in the smart shade space has resulted in 5 patents granted by the United States Patent and Trademark Office (“USPTO”), with 3 additional patents pending. Our patents are also pending in Canada, EU, and China via the Patent Cooperation Treaty filing. RYSE launched and began shipping its second-generation device, the RYSE SmartShade in Q4-2021, and is currently completing R&D of a new core device, the RYSE SmartCurtain, that will retrofit on existing curtains to motorize control.

The company has raised over $3.5 million in funding through angel investors and VCs, in the form of direct equity investments or convertible notes. Notable investors include VC firms GoodNews Ventures, and OPN, as well as angel investor Shawn Doughtery, who co-founded smartphone accessories and battery case maker Mophie, which sold to Zagg for $100 million. Founder and CEO, Trung Pham, also appeared and pitched on the television show Dragons Den, which is the Canadian version of the show Shark Tank, under the previous company name, AXIS – this can be viewed on Netflix (Season 13, Episode 6).

In 2019, the company was awarded a CDN$3.67 million federal cleantech grant, an additional CDN$183,000 bonus funding in 2020, and an additional CDN$192,000 bonus funding for 2021for a total of CDN$4.05 million from Sustainable Development Technology Canada (“SDTC”). The funding for the initial award is disbursed over the course of 3 years and 4 milestones, while the bonus funding was immediately disbursed. The grant funding is to be used for the development the RYSE SmartShade, piloting the device and its associated software into 2 commercial office spaces and 1 hotel. The goal of this pilot is to measure the energy savings provided by shade automation as a proof-of-concept, with the goal to subsequently scale our technology into other commercial buildings worldwide. As of the end of 2021, the company has completed development of its hardware devices and is currently in the stages of deploying the devices in the pilot sites, with pilots to be completed in the 3 sites during 2024 and 2025

Market Opportunity

The market for shades can be separated into two segments: consumer residential and commercial buildings. The “smart shades” market is a sub-category of the overall “automated shade” market; the difference being that the former requires integration into a smart home or building automation platform, or is directly accessible to the cloud, while the latter requires only the motorization of window shades (that can be controlled via a remote control).

On the consumer front, the smart shades market is also a sub-category of the “smart home” market, a $47 billion market (2018) with a 22.2% market penetration in Canada and the US, expected to grow at a compound annual growth rate (CAGR) of 5.3% from 2018 to 2025. Globally, it is a $158 billion market expected to grow to $262 billion by 2025. The large growth in the smart home space is driven by the adoption of smart speakers that have now become the foundation of the smart home, as they enable home owners to control different devices. Smart shades becomes a high priority after home owners have outfitted their homes first with smart speakers – being the central control – followed by security cameras, smart thermostats, smart. RYSE conducted primary research by surveying 2,241 individuals; this resulted in approximately 5.93% of American respondents indicating that they would like smart shades in their homes. The smart shades market itself is in its infancy, currently a global $162 million market in 2019, yet expected to grow to $1.47 billion in 2024, a compound annual growth rate (CAGR) of 55% until 2024. Of the market in 2024, $247 million will come from new installations, while $1.22 billion will come from retrofits and replacement; the latter being the market RYSE competes in. Note that the smart shade market is defined as “fully-autonomous”, that can be automated on a schedule, sensor, or set of algorithms, which differs from traditional motorized or electric shades, which require human interaction (e.g. a push of a button on a remote or wall switch).

Commercial buildings are motivated primarily by occupant comfort and energy savings - 30% of energy consumed in buildings is wasted; half of this energy is lost through windows. Additionally, windows are responsible for more solar heat gain than any other building surface. This all amounts to a $35 billion problem. The US Energy Information Administration reports (2012) that there are over 780,000 commercial buildings with a ‘Building Automation System” (BAS) – software to automate core functions in the building to improve occupant comfort and reduce energy consumption. Of this, over 220,000 buildings have already implemented lighting automation control systems in conjunction with their BAS.

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The smart home industry itself has also seen significant M&A activity and consolidation over the years, including Google acquiring Nest (makers of the Smart Thermostat) for $3.2 billion, Amazon acquiring Ring (makers of the video doorbell) for $1.2 billion, and Assa Abbloy acquiring August (makers of the Smart Doorlock).

The window covering industry has also seen some significant acquisitions, including Hunter Douglas, the largest global window covering company, being acquired by private equity firm 3G, at an enterprise value of $7 billion, and Spring Window Fashions, the second largest global window covering company, acquired by private equity firm Clearlake Capital Group. Springs also acquired B&C International, a large European window coverings company.

Competitors and Industry

We operate in a highly competitive “window covering” industry – products that can “cover” a window. Our main competitors include incumbent companies and alternative technologies to RYSE that consist of window covering solutions that primarily focus on managing solar heat gain (“SHG”) and natural daylight. The goal of these technologies would be to block solar heat gain that will in turn lower indoor cooling loads on HVAC systems, as well as capture natural daylight in order to reduce indoor artificial lighting – we believe optimizing both can yield substantial energy savings of 20% and 24% respectively. We compete with companies that produce mechanisms to retrofit window shades, those that sell motorized shades, and those that tint windows..

Our traditional competitors, which sell motorized shades, include Hunter Douglas, Somfy, Lutron, qMotion, Mechoshades, and IKEA. These companies use a technology known as “tubular motors,” which as the name implies, are motors that fit inside the tubes of the window shades, and rotate to lift and lower. Consumers are required to purchase complete motorized shades, as a tubular motor is a component and not a consumer product; if consumers already have manual shades installed, they must dispose of their current shades and replace them with motorized shades. These solutions vary in price, largely driven by the selection of fabric and size of the window shade.

Indirect competitors includes alternatives to window coverings, such as smart tinting glass, or a film applied to the glass. ‘Smart Glass’ companies such as SageGlass, Kinestral, or View dominate this space, but command a premium price point of more than $130 per square foot, and traditionally target commercial applications such as AAA commercial office buildings, airports, airplanes, and cruise ships, always during pre-construction phases. An alternative to smart glass is a film applied to the window glass, offered by companies such as Smart Tint, Sonte, and InvisiShade, after-market solutions that cost more than $25 per square foot.

There are a handful of other companies in the retrofit smart shading space that emerged around or after the launch of our Indiegogo crowdfunding campaign in 2015, several of whom we believe are infringing on our intellectual property. These companies include Brunt, Soma, and Teptron. Although all three have a similar approach to shade automation – by controlling the window shade’s beaded chain or corded loop – and share some similarities in appearance, there are significant differences in the underlying technology and distribution channels. Furthermore, as of the date of this Offering Circular, they are limited to online sales and are not available through offline distribution channels. None of these competitors offer their products for commercial applications nor, to the knowledge of the company, are looking to expand into commercial applications.

Competitive Advantage

We believe that the competitive advantage of our products is in their retrofit nature, able to motorize existing installed window shades, regardless of size and weight, and provide shade automation at a more affordable price point than the alternative solutions: motorized shades, or smart glass. RYSE’s devices are installed on the window frame and control the shades’ existing chains or cords. Our devices are designed to be ‘one-size-fits-all’ that can be readily mass produced and distributed. This is an important distinction from our competitors, who require all sales and installations to be custom jobs and time consuming, which adds unnecessary overhead and costs.

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RYSE is not only a disruptive product, but is building a defensible competitive advantage via its distribution channels. RYSE is also able to sell through non-traditional distribution channels, such as big box retail and ecommerce, simplifying the entire purchase process. The sales process for our competitors typically require for the window sizes to be measured, and a price quoted for the product and installation. For example, a customer who purchases motorized shades will typically go to a dealer, who will then provide a quote based on the fabric selected and the size of the windows. This information is then sent to the fabricator who must source the fabric and tubular motors from suppliers, and then assemble the motorize shade for the customer. The process from window measurement, to design choices, to fabrication, to shipping, to installation, can add significant lead times and costs. By design, RYSE makes both the purchase process and installation incredibly simple: customers can simply buy online and, as a do-it-yourself product, install our device in minutes.

Lastly our patents have allowed us to successfully remove products that infringe our patents off Amazon, thereby mitigating the prospect of future competition. In Amazon.com’s Brand Registry, we identify which products/companies are infringing on our patent with our US patent number, and our Amazon court case docket number that serves as a precedent, issued to us when we won our first few Amazon judgements. By doing this, Amazon will defer to our previous court judgement and immediately remove these products that infringe our patents. The products are delisted almost immediately. This is the regular process used by Amazon to deal with such disputes.

Subsidiaries

The company has a Delaware subsidiary RYSE USA Inc. (formerly “AXIS Labs USA Inc”)., which is a ‘flow-through’ entity, where a transfer price agreement has been established in which all funds are flowed to the Canadian parent, and the US subsidiary acts as an ‘agent’ for the Canadian parent, for US-related business matters.

Intellectual Property

We currently have 6 granted patents issued by the USPTO, and 3 patents pending, as well as two trademarks filed under “X AXIS” and “RYSE”. We have one issued patent in China, and 3 patents pending; 1 patent issued in Europe, and 2 patents pending; and 2 patents pending in Canada.

Employees

The company currently has 18 full-time employees.

Litigation

The company has not been and is not currently involved in any lawsuit.

The Company’s Property

The company does not own any real property.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing in Item 7 of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors discussed elsewhere in this Annual Report

RYSE Inc. was incorporated on May 6, 2009 in Ontario, Canada as ETAPA Window Fashions and began operations on January 1, 2015. The company changed its legal name to AXIS Labs Inc. on January 15, 2016 and changed its legal name to RYSE Inc. on August 28, 2020. The company has a Delaware subsidiary RYSE USA Inc. (formerly “AXIS Labs USA Inc.”), and a Chinese Wholly Owned Foreign Enterprise (WFOE), AXIS Intelligent Products. AXIS Intelligent Products was initially established to begin hiring full-time staff in China. However, the company is currently in the process of closing this entity due to COVID-19’s travel restrictions, and has moved towards hiring Chinese sub-contractors as an alternative.

As of December 31, 2022, the company has raised a total of approximately $1,431,723 and CDN$5,776,028 in gross proceeds in equity investments, including convertible notes, from friends and family, accredited investors, angel investors, investment funds, and retail investors. As of December 31, 2022, the company has raised $723,309 by selling Class B Common Shares under its 2021 Regulation A Offering, and CDN$348,781 during a concurrent 2021 private placement in Canada. As of December 2022, the company raised $339,451 by selling Class B Common Shares under its 2022 Regulation A Offering (each as defined below), and $141,770 during a concurrent 2022 private placement in Canada.

The company’s historical revenues consist of device sales of its retrofit shade automation device, AXIS Gear, which has been discontinued as of Q4-2021, and replaced with its second-generation device, the RYSE SmartShade. Revenue is predominantly driven via ecommerce sales, either via direct-to-consumer sales on the company’s product website (www.helloaxis.com), or via third party websites, such as Amazon.com and Blinds.com. Revenue is recorded when a product is shipped to the end consumer. Cost of goods sold includes the cost paid to our factory for the goods, inbound freight to our warehouse in the United States, customs charges and duties and, starting in 2019, sales commissions paid to third-party sites such as Amazon.

RYSE Inc. was awarded a CDN$3,675,455 government grant from SDTC in 2019, with proceeds of the grant to be used to develop a retrofit shade automation device to pilot in 2 commercial office spaces and a hotel, with the purpose to measure the energy savings provided from automating the window shades. The funding of the grant is disbursed over 3 years and 4 milestones. Each tranche of funding is received on or around the start date of each milestone, and a 10% balance of total funds withheld until the completion of the pilot project. Milestone 1 started on October 1, 2019 with CDN $1,197,462 disbursed in the first tranche and received in early 2020. Milestone 2 started on January 1, 2021 with CDN$578,087 disbursed in the second tranche. Milestone 3 started on September 1, 2021, with CDN$692,750 disbursed in the third tranche. Milestone 4 started on October 1, 2022 with CDN$839,599 received on September 28, 2022. The final payment of CDN$367,544 will be disbursed upon completion of the pilot project.

Results of Operations

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues and Cost of Sales

All figures in Canadian dollars	Year ended December 31
	2022	2021
Revenues	$1,350,970	$1,416,387
Cost of Sales	324,698	757,609
Gross Margin	$1,026,272	$658,778
Gross Margin %	76.0%	46.5%

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Revenues

Revenues for the year ended December 31, 2022 decreased CDN$65,417 to CDN$1,350,970 compared to the revenues for the year ended December 31, 2021 of CDN$1,416,387. The decrease in 2022 revenue was explained by the fact that 2021 revenue was comprised of first-generation device sales, that the company was liquidating at a heavy discount. 2022 revenue was primarily driven by second-generation device sales that begun selling in Q3-2021. The company limited the sales of its second-generation devices in order to launch into market to pre-order customers, acquire feedback, and improve software capabilities, before scaling sales during late 2022.

Cost of Sales

Cost of sales decreased from CDN$757,609 for the year ended December 31, 2021 to CDN$324,698 for the year ended December 31, 2022. Gross margin as a percent of sales was 76.0% in 2022 as opposed to 46.5% in 2021. This was due to the launch of a second-generation device, RYSE SmartShade, during 2021, which had a lower cost of sales and higher retail price, compared to the first-generation device that had a higher cost of sale, and a lower retail price, that was sold throughout 2021.

Operating Expenses

All figures in Canadian dollars	Year ended December 31
	2022	2021
Operating Expenses	$5,965,473	$3,222,209

Operating expenses consist of salaries and benefits, advertising and promotion, research and development, freight and shipping, occupancy, office and general expenses.

Operating expenses increased in 2022 by CDN$2,743,264 or 85% as compared to 2021. The increase was largely due to an increase in salaries and stock-based compensation due to the new ESOP plan in 2022. There was also an increase in office and general expenses, as employees began returning to the office from COVID-19 restrictions, and an increase in short term rentals, which include travel and hospitality, due to a lift in COVID-19 travel restrictions. Research & development costs also increased as we continue to develop new products expected to launch in 2022.

Other Income and Expenses

All figures in Canadian dollars	Year ended December 31
	2022	2021
Finance expense	$(2,702,146)	$(1,294,298)
Government grant income	$902,930	$895,841
Gain (loss) on convertible notes fair value adjustment	$700,500	$(158,328)
Write-off inventory	$(152,157)	$–
Income from waiver of term loan	$180,000	$–
Bad debts expense	$(38,147)	$–
Gain (loss) on warrants fair value adjustment	$(313,331)	$50,391
Foreign exchange gain (loss)	$(147,626)	$(29,801)

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Finance expense

Our finance expense increased by CDN$1,407,848 in 2022 as compared to 2021, and is largely explained by:

•	An increased the amount outstanding under term loans by CDN$805,891, which contributed to our increased our total interest expense by CDN$616,445 – while increases in financing expenses were offset by a reduction in the amounts owed under Scientific Research and Experimental Development Tax and Sustainable Development Technology Canada (“SDTC”) financings by CDN$968,441, this reduction did not occur until December 2022, thereby contributing to the increase in total interest expense incurred during the year.
•	Issued equity kickers in the form of warrants, as compensation for services rendered, which in total amounted to a fair market value of CDN$982,822.

Government grant income

The grant income increased to $902,930 during the period ending December 31, 2022 which mainly represents the portion of the Sustainable Development Technology Canada (SDTC) Milestone 4 grant earned in 2022.

Gain (loss) on convertible notes fair value adjustment

Our convertible notes have a conversion feature that needs to be valued at fair value under IFRS. The fair value of the convertible notes increased in 2022, resulting in a gain of CDN$700,500. On February 22, 2022, the Company issued 119,050 Class A Common Shares and 186,432 Class B Common Shares on convertible notes with fair value amounting to $1,123,777 and $1,760,915, respectively, and retired the convertible notes.

Gain (loss) on warrants

Our warrants need to be valued at fair value under IFRS. The fair value of the warrants decreased in 2022, resulting in a loss of CDN$313,331.

Foreign exchange gain (loss)

Our financial instruments have been predominantly denominated in Canadian dollars. As a result, we have minimal foreign currency balances and our foreign currency gains and losses have approximated only 10% of revenues. While we have sales of products in multiple countries, the time lag between sale and collection is relatively short, reducing our exposure to currency gains and losses.

Loss for the Year

All figures in Canadian dollars	Year ended December 31
	2022	2021
Loss from operations	$4,036,271	$1,667,590

Comprehensive loss	$6,509,178	$3,099,626

Our loss from operations increased by CDN$2,368,681 or 142% from 2021 to 2022, as the increase in gross margin in 2022 of $568,172 was offset by a decline in government assistance income, and an increase in operating expenses of CDN$2,743,264. This increase is largely explained by an increase in office and general expenses of CDN$837,313 as the company returned to working in office, an increase in salaries and benefits (which include contractors) of CDN$817,813 due to an increase in salaries as well as additional engineer and marketing contractors, and an increase in stock-based compensation of CDN$905,163 that represents a non-cash expense from establishing our new ESOP plan.

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Our total comprehensive loss was CDN$3,099,626 in 2021 and increased to CDN$6,509,178 in 2022 due to an increase of operating expenses during 2022.

Liquidity and Capital Resources

At December 31, 2022 the Company’s cash on hand was CDN$146,764. The Company is generating limited revenues and requires the continued infusion of new capital to continue business operations. The Company has recorded losses since inception. As of December 31, 2022, the Company had a working capital deficit of CDN$10,273,221 and a deficit in stockholders’ equity of CDN$12,504,963.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our Statements of Cash Flows:

	Year ended December 31
	2022	2021
Net cash (used in) provided by:
Operating activities	$(4,417,112)	$(3,007,010)
Investing activities	$(2,701)	$(187,531)
Financing activities	$4,519,609	$3,004,353

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Cash used in Operating Activities

We experienced negative cash flows from operations in the years ended December 31, 2022 of CDN$4,417,112 compared to negative cash flow from operations of CDN$3,007,010 in the year ended December 31, 2021.

The net cash used in operations in 2021 was used primarily to fund our net loss of CDN$3,099,626. Our net loss for 2022 was CDN$6,509,178 down from CDN$3,099,626, in 2021, which can be attributed to non-cash adjustments, including additional interest on term loans and equity kicker warrants. Our operating loss for 2022 was CDN$4,036,271, up from a loss of $1,667,590 in 2021.

Cash Provided by Financing Activities

The Company has financed its operations through the issuance of equity, advances and loans.

Cash Used in Investing Activities

Our operations require minimal investment in capital assets or intangible assets. Our total purchases of these items were CDN$187,531 and CDN$2,701 in 2021 and 2022, respectively.

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Issuance of Equity Securities

On December 28, 2020, the company filed an Offering Statement under Regulation A with the Securities and Exchange Commission (the “Commission”). The Offering Statement was qualified on February 22, 2021 (the “2021 Regulation A Offering”). The company offered a maximum of 2,104,718 Class B Common Shares at $7.13 per share. During the year ended December 31, 2021, the company sold 50,089 Class B Common shares for proceeds of $357,134. In addition, the company sold 17,142 shares at CDN$9.48 per share, for proceeds of CDN$162,506 during the same period in a concurrent private placement in Canada. Share issuance costs directly attributable to the issuance of Class B Common shares totaled $54,666. The Regulation A offering terminated on February 22, 2022. Subsequent to December 31, 2021, the company issued 74,336 Class B Common Shares, for total proceeds of $391,784 and CDN$183,772, and had a series of convertible notes that converted to 162,796 Class A Common Shares and 186,432 Class B Common Shares.

During 2022, there was a stock split for Class A Common Shares on the basis of 1:10 split. On May 10, 2022, the company filed an Offering Statement under Regulation A with the Commission. The Offering Statement was qualified on July 27, 2022. The company is offering a maximum of 25,000,000 Class B Common Shares at $1.00 per share (the “2022 Regulation A Offering”). During the year ended December 31, 2022, the company sold 339,451 Class B Common Shares for proceeds of $339,451.00. In addition, the company sold 141,770 shares at $1.00 per share, for proceeds of $141,770.00 during the same period in a concurrent private placement in Canada.

Indebtedness

During the years from 2017 to 2019, the company issued a series of convertible securities for total principal amount of CDN$1,049,575. The notes accrue 7% simple interest and have maturity dates between 24-48 months after issuance. The notes are automatically convertible into shares of the company’s stock issued during the company’s next qualified financing, as defined in the notes. On February 22, 2022, the Company issued 119,050 Class A and 186,432 Class B shares on convertible notes with fair value amounting to $1,123,777 and $1,760,915, respectively. The principal owing at December 31, 2022 was $0 compared with a total of $1,007,500 as of December 31, 2021.

On April 27, 2018, the company issued a series of promissory notes managed via an inter-creditor agreement by EP Capital in total principal amounts of CDN$1,119,750 and $400,000. Interest is paid monthly, based on 17% annual interest, and the notes have a 36 month maturity. Principal is repaid quarterly, and consists of 6.5% of gross revenues for May 2018 through December 2018, 4% of gross revenues beginning in April 2019, and 3% of gross revenues beginning in April 2020. The loan is secured via a General Security Agreement (GSA) over the assets of the Company and personal security from the company’s CEO, Trung Pham, for 30% of the principal amount. The balance on these notes amounted to CDN $1,893,820 and $1,927,569 as of December 31, 2021 and December 31, 2022.

The company received a series of loans from OKR Financial for CDN$350,000 on November 6, 2019, CDN$200,000 on December 6, 2019, CDN$525,000 on January 28, 2020, CDN$200,000 on March 10, 2020, and CDN$82,500 on April 14, 2020. The loans accrue a compound interest of 2.35% per month. The loan is secured by the SDTC grant and Scientific Research & Experimental Development tax credits under a Canadian federal tax program~~,~~ in which 65% of future tranches of funding from our SDTC grant is used to pay down the principal and accrued interest. Of these principal amounts, CDN$82,500 was repaid on July 10, 2020. The principal balance of these loans totaled CDN$937,586 as of December 31, 2021 and CDN$488,536 as of December 31, 2022.

The company received a series of loans from private investors, with a principal balance of CDN$1,080,000 as of December 31, 2022 and CDN$600,000 as of December 31, 2021 These loans are unsecured, and carry a 10%-30% simple interest, paid monthly, with a 12 month maturity and an option to renew for an additional 12 months at maturity upon consent by both borrower and lender; the option to renew has been exercised by both parties through 2022.

The company received a series of loans from the CEO’s father, totaling CDN $270,000 as of December 31, 2021 and December 31, 2022. These loans are unsecured, and carry a 10% simple interest, paid semi-annually, with a 12 month maturity and option to renew. The option to renew has been exercised by both parties through 2022.

11

The company’s CEO holds a Shareholders’ Loan balance to the company for CDN$651,641 as of December 31, 2021 and CDN$3,096,763 as of December 31, 2022.

On November 30, 2021, the company’s wholly-owned subsidiary, RYSE USA Inc., commenced an offering of $1,070,000 in revenue sharing promissory notes under Regulation Crowdfunding. The proceeds of the offering are intended to fund inventory at the subsidiary and will not be available for the company’s operations. The subsidiary is obligated to pay 10% of quarterly net revenues, as defined in the notes, to repay the principal amount of the notes until such date that all such that investors receive 2x times their investment in the notes for the first $400,000 in notes, and 1.75x times their investment for all subsequent funds. The notes are secured by all personal property of the subsidiary and are subordinated to any senior indebtedness of the subsidiary. As of the date of this Annual Report, the subsidiary has issued $350,295 in principal amount of notes.

The company’s long-term indebtedness increased by CDN$1,882,789, from CDN$820,557 in 2021 to CDN$13,651,524 in 2022.

Trend Information

We expect the residential market to continue to adopt smart home and home improvement technologies that can be attributed to the large adoption of voice speakers and DIY smart home platforms such as Google Home, Amazon Alexa, and Apple HomeKit.

We expect the commercial market, which includes multi-family, offices, hotels, and senior housing, to adopt technology that will reduce a building’s energy consumption and GHG emissions. The US Climate Alliance is a bipartisan coalition of 25 states to reduce GHG emissions by at least 26-28% below 2005 levels, by 2025. The Alliance is led by state governments with the goals consistent with the Paris Agreement. Local and state regulations have also been introduced to target more aggressive GHG emissions targets. For example, New York City Local Law 97 stipulates that starting in 2024, buildings will be fined for not meeting carbon intensity targets, while California Title 24 (2019) requires daylighting controls in which automatically turn off lights when there is sufficient daylight, and the implementation of demand responsive lighting. Additional voluntary standards, such as LEED, WELL, and FitWel focus on both energy efficiency and occupant comfort. As such, we expect cost-effective retrofit solutions that are simple to deploy will increase in adoption, particularly those solutions that can lead to tangible ROI in the reduction of energy costs, and lower payback periods, such as that of RYSE. Additionally, with COVID-19 measures to reduce all physical contact, having window shades that can be automated greatly reduces the need for any physical interaction with the window shades.

Item 3. Directors, Executive Officers and Significant Employees

The company’s officers and directors are as follows:

Name	Position	Age	Term of Office (if indefinite, give date appointed)
Executive Officers
Trung Pham	Chief Executive Officer	34	2009
Marc Bishara	Chief Technology Officer	32	2015
Alan Cheng*	Chief Design Officer	33	2015 – May 1, 2022
Directors
Trung Pham	Director	34	2015

*Alan Cheng has handed in his resignation and is no longer be with the company as of May 1, 2022.

Trung Pham (CEO and Director)

Trung is a serial entrepreneur, with RYSE being his second venture. He has served as founder and CEO of RYSE since it commenced operations in 2015, leading strategy, hiring, and fundraising effort, where he has raised over CDN$6 million in external financing (both debt and equity). His first startup, Nightlife Passport, is an event and promotions management web platform that allows nightclub and concert promoters to create events to sell tickets and manage their team. At Nightlife Passport, Trung focused on business development, and grew revenues to over CDN$125,000 in recurring revenue within the first 12 months of operations. Nightlife Passport merged with a mobile-first player, Alfiee. Trung has a background in finance, completing all 3 Chartered Financial Analyst (CFA) exams within 18 months. He earned a Bachelor of Business Administration from York University’s Schulich School of Business in 2009.

12

Marc Bishara (CTO)

Marc is a resilient engineer who loves solving exciting problems. Marc has served as RYSE’s Chief Technology Officer since its inception in 2015, leading the development and launch of its entire hardware devices, and mobile applications. He has both corporate and start-up experience, first with ATS Automation as a vision engineer, where he designed optical systems and computer hardware for image processing applications. His first dive into the startup world was with Kiwi Wearables (www.kiwi.ai), where he was responsible for designing the firmware and application for their Bluetooth wearable product “Glance” – an application that tracks the orientation and displacement of Glance in 3D space. His skillsets intersect software, hardware, and embedded systems. Marc earned a Bachelor of Engineering in Mechatronics from McMaster University in 2014.

Alan Cheng (CDO)

Alan is an amazing engineer turned designer. Alan joined RYSE just 6 months after its launch of operations, and led the entire industrial design, as well as mobile UX/UI design. He has direct experience in designing and manufacturing home products with Olympus Group International in Shenzhen, China as an Industrial Designer. While with Olympus Group, Alan worked directly with the factories, confidently navigating their negotiating, manufacturing, and quality control practices. Prior to joining RYSE, Alan worked for Corel as a UX/UI designer for their Corel DRAW application. His UX/UI experience expands to delivering wireframes, mock-ups, user workflows while working through an AGILE process. Alan spent two years studying Mechatronics at McMaster University before getting his Bachelor of Industrial Design from Carleton University in 2013.

 Alan Cheng has handed in his resignation and is no longer be with the company as of May 1, 2022.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2022 we compensated our highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Trung Pham*	CEO	$59,260	$0	$59,260
Marc Bishara**	CTO	$77,777	$0	$77,777
Alan Cheng***+	CDO	$68,518	$0	$68,518

For the fiscal year ended December 31, 2021, we did not pay our sole director for his service as a director.

*	The executive was paid an average annual cash salary of CDN$80,000, converted at the rate of $1.00 = CDN$1.35.
**	The executive was paid an average annual cash salary of CDN$105,000, converted at the rate of $1.00 = CDN$1.35.
***	The executive was paid an average annual cash salary of CDN$92,500, converted at the rate of $1.00 = CDN$1.35.
+	Mr. Cheng resigned as the company’s CDO on May 1, 2022.

13

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets out, as of April 26, 2023 the securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the company’s securities, or having the right to acquire those securities.

Title of class	Name and address of beneficial owner**	Amount and nature of beneficial ownership		Amount and nature of beneficial ownership acquirable	Percent of class	Total Voting Power
Class A Common Shares	Trung Pham	2,100,000	*		59.17%	100%
Class A Common Shares	Officers and directors as a group (3 people in this group)	2,100,000			59.17%	100%
Class B Common Shares	Manu Menon			1,470,590	14.39%
Class B Common Shares	Marc Bishara			2,442,880	23.90%
Class B Common Shares	Alan Cheng			882,360	8.63%
Class B Common Shares	Officers and directors as a group (3 people in this group)			4,795,830	46.92%

* Pursuant to the voting trust agreement by and among the holders of Class A Common Shares, Founder Trung Pham was granted a proxy to vote the shares of the other holders.

** The address for all listed persons is the company’s address, 20 Camden St, Suite 200, Toronto, ON, M5V 1V1, Canada.

Item 5. Interest of Management and Others in Certain Transactions

The company received a series of loans from the CEO’s father, totaling CDN $270,000 as of December 31, 2021 and December 31, 2022. These loans are unsecured, and carry a 10% simple interest, paid semi-annually, with a 12 month maturity and option to renew. The option to renew has been exercised by both parties through 2022.

The company’s CEO holds a Shareholders’ Loan balance to the company for CDN$651,641 as of December 31, 2021, and CDN$3,580,169 as of December 31, 2022

Item 6. Other Information

None

Item 7.

FINANCIAL STATEMENTS

14

Ryse Inc. (formerly Axis Labs Inc.)

Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

F-1

GOLDSTEIN & LOGGIA CPA’S, LLC

707 TENNENT ROAD

MANALAPAN, NJ 07726

(732) 617-7004

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

Ryse Inc,

Toronto, Ontario

We have audited the accompanying consolidated financial statements of Ryse Inc. and its subsidiaries (the “Company”), which comprise the Consolidated Statements of Financial Position as of December 31, 2022, and the related Consolidated Statements of Comprehensive Loss, Changes in Shareholders’ Deficit, and Cash Flows for the years then ended, and the related Notes to the Consolidated Financial Statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRSs).

The Consolidated Financial Statements of the Company as of December 31, 2021, and for the year then ended were audited by other auditors whose report dated May 6, 2022, expressed an unqualified opinion on those statements.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has experienced recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

F-2

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also—

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error; design and perform audit procedures responsive to those risks; and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure, and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Goldstein & Loggia CPA’s, LLC

April 7, 2023

F-3

Independent Auditor’s Report

To the Directors of Ryse Inc.

Toronto, Ontario

Opinion

We have audited the consolidated financial statements of Ryse Inc.and its subsidiaries (the Company), which comprise the consolidated statements of financial position as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, changes in shareholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (collectively “IFRS”).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying concolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has experienced recurring losses from operations, has a net working capital deficiency, which raises substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that cast substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued or available to be issued.

F-4

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ BDO Canada LLP

Chartered Professional Accountants, Licensed Public Accountants

Markham, Ontario

May 6, 2022

F-5

Ryse Inc.

Consolidated Statements of Financial Position

All figures in Canadian dollars

December 31	2022	2021

Assets

Current
Cash	$146,764	$46,968
Accounts receivable (Note 5)	47,334	126,397
Inventory (Note 7)	554,336	483,994
Prepaid expenses	26,509	359,440
Investment tax credit receivable (Note 8)	–	208,000
	774,943	1,224,799

Property and equipment, net (Note 9)	72,119	91,120
Intangible assets, net (Note 10)	299,500	315,263

	$1,146,562	$1,631,182

Liabilities and Shareholders’ Deficit

Current
Bank indebtedness	$19,336	$–
Accounts payable and accrued liabilities (Note 11)	1,026,172	1,219,239
Advances (Note 12)	864,034	1,546,206
Deferred revenue	–	60,479
Deferred government assistance income (Notes 6,17)	1,153,983	1,112,821
Term loans – current portion (Note 13)	2,617,501	4,430,153
Short-term fair-value of convertible notes (Note 14)	–	3,573,978
Warrant liability (Note 15)	1,709,443	1,396,642
Government loans – current portion (Note 17)	77,526	1,999
Due to shareholders (Note 16)	3,580,169	651,641
	11,048,164	13,993,158

Government loans (Note 17)	675,792	622,838
Term loans (Note 13)	1,927,569	243,718

	13,651,525	14,859,714

Shareholders’ deficit
Share capital (Note 18)	9,145,596	4,189,425
Contributed surplus	1,409,470	129,256
Warrants (Note 15)	1,112,329	115,967
Deficit	(24,172,358)	(17,663,180)

	(12,504,963)	(13,228,532)

	$1,146,562	$1,631,182

(See accompanying notes to consolidated financial statements)

F-6

Ryse Inc.

Consolidated Statements of Comprehensive Loss

All figures in Canadian dollars

For the years ended December 31	2022	2021

Sales	$1,350,970	$1,416,387
Product costs (Note 24)	324,698	757,609

Gross margin	1,026,272	658,778

Government assistance income (Note 6)	902,930	895,841

Expenses
Operating expenses (Note 24)	5,965,473	3,222,209

Loss from operations	(4,036,271)	(1,667,590)

Other income (expense)
Finance expense (Note 25)	(2,702,146)	(1,294,298)
Gain (loss) on convertible notes fair value adjustment (Note 14)	700,500	(158,328)
Gain (loss) on warrants fair value adjustment (Note 15)	(313,331)	50,391
Income from waiver of term loan (Note 13)	180,000	–
Write-off of inventory (Note 7)	(152,157)	–
Foreign exchange loss	(147,626)	(29,801)
Bad debts expense (Note 5)	(38,147)	–

	(2,472,907)	(1,432,036)

Income tax (Note 23)	–	–

Net loss and comprehensive loss for the year	$(6,509,178)	$(3,099,626)

(See accompanying notes to consolidated financial statements)

F-7

Ryse Inc.

Consolidated Statements of Change in Shareholders’ Deficit

All figures in Canadian dollars

	Class A common shares		Class B common shares			Contributed		Total shareholders
	Number	Amount	Number	Amount	Warrants	surplus	Deficit	Deficiency
December 31, 2020	3,380,260	$3,624,852	–	$–	$115,967	$122,672	(14,563,554)	$(10,700,063)
Net loss and comprehensive loss	–	–	–	–	–	–	(3,099,626)	(3,099,626)
Stock based compensation (Note 19)	–	–	–	–	–	6,584	–	6,584
Shares issued (Note 18)	–	–	67,231	619,239	–	–	–	619,239
Shares issuance costs (Note 18)	–	–	–	(54,666)	–	–	–	(54,666)
December 31, 2021	3,380,260	$3,624,852	67,231	$564,573	$115,967	$129,256	(17,663,180)	$(13,228,532)

Net loss and comprehensive loss	–		–	–	–		(6,509,178)	(6,509,178)
Stock based compensation (Note 19)	–		–	–	–	1,280,214	–	1,280,214
Issuance of shares on convertible notes (Note 14)	119,050	1,123,777	186,432	1,760,915	–	–	–	2,884,692
Shares issued (Note 18)	185,637	217,027	722,807	1,884,034	–	–	–	2,101,061
Warrants issued in exchange for:
Shares of stock	–	–	–	(12,204)	12,204	–	–	–
Consulting services	–	–	–	–	984,158	–	–	984,158
Share issuance cost (Note 18)	–	–	–	(17,378)	–	–	–	(17,378)
Share split (Note 18)	31,887,504	–	2,951,991	–	–	–	–	–
December 31, 2022	35,572,451	$4,965,656	3,928,461	$4,179,940	$1,112,329	$1,409,470	$(24,172,358)	$(12,504,963)

(See accompanying notes to consolidated financial statements)

F-8

Ryse Inc.

Consolidated Statements of Cash Flows

All figures in Canadian dollars

For the years ended December 31	2022	2021

Cash flows from operating activities
Net loss for the year	$(6,509,178)	$(3,099,626)
Adjustments for non-cash items
Stock-based compensation	1,280,214	6,584
Issuance of warrants through services	984,158	–
Non-cash interest portion of recognition of government assistance income	(795,438)	(86,389)
(Loss) gain on convertible notes fair value adjustment – net	(539,285)	158,328
Non-cash interest	521,198	432,402
Accretion of warrant component of term loans	312,801	31,440
Income from waiver of term loan (Note 13)	(180,000)	–
Write-off of inventory (Note 7)	152,157	–
Accretion of interest on government loans	148,093	92,589
Reversal of provision for inventory under product cost	(50,669)	–
Bad debts expense (Note 5)	38,147	–
Depreciation of property and equipment (Note 9)	21,702	25,668
Amortization of intangible assets (Note 10)	15,763	33,987
Unrealized foreign exchange	7,418	–
Revaluation of warrants	–	(50,391)
Amortization of deferred financing fees	–	9,131

Changes in non-cash working capital balances
Accounts receivable	40,916	(39,349)
Inventory	175,291	271,856
Prepaid expenses	(14,190)	(192,794)
Investment tax credit receivable	208,000	(86,781)
Bank indebtedness	19,336	–
Accounts payable and accrued liabilities	(193,067)	(390,174)
Deferred revenue	(60,479)	(228,708)
Deferred grant revenue	–	105,217
	(4,417,112)	(3,007,010)

Cash flows from investing activities
Purchase of property and equipment	(2,701)	(20,344)
Purchase of intangible assets	–	(167,187)
	(2,701)	(187,531)

Cash flows from financing activities
(Repayment) proceeds of advances – net	(682,172)	1,162,877
Proceeds from term loans	1,545,910	458,718
Repayment of term loans	(1,188,369)	(428,202)
Repayment of SRED and SDTC financing	(956,390)	(341,142)
Proceeds from due to shareholders – net	2,899,958	527,404
Proceeds from government loans (Note 17)	816,988	1,060,125
Issuance of shares, net of issuance cost	2,083,684	564,573
	4,519,609	3,004,353

Increase (Decrease) in cash during the period	99,796	(190,188)
Cash, beginning of year	46,698	237,156

Cash, end of year	$146,764	$46,968

Supplemental cash flow information (Note 26)

(See accompanying notes to consolidated financial statements)

F-9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All figures in Canadian dollars

1.	Nature of Business

Ryse Inc. (formerly Axis Labs Inc.) (the “Company”) was incorporated on May 6, 2009 under the laws of the Canada Business Corporations Act (Ontario). The Company and its subsidiaries develop products called AXIS Gear and RYSE SmartShade, a smart device to help automate shades in homes. Consumers can control their shades with a tab on the AXIS Gear item itself or with their smartphone. The registered office of the Company is 451 Dundas Street West #167, Toronto, Ontario. The Company owns 100% of its two subsidiary companies, RYSE USA Inc. (formerly “AXIS Labs USA Inc.:) and AXIS Intelligent Products (China WFOE).

RYSE USA Inc. was incorporated on July 6, 2017 under the laws of the Delaware General Corporation Law Act. The registered office of the subsidiary is in the state of Delaware at 2035 Sunset Lake Road, Suite B-2, Newark, New Castle.

AXIS Intelligent Products (China WFOE) is inactive and was incorporated on January 15, 2016 under the laws of China.

2.	Basis of Presentation and going concern uncertainties

Going concern uncertainties

The Company reported a consolidated net loss of $6,509,178 for the year ended December 31, 2022 (December 31, 2021 - $3,099,626). As at December 31, 2022, the Company had a working capital deficiency of $10,273,221 (December 31, 2021 - $12,768,359) and a deficit of $24,172,358 (December 31, 2021 - $17,663,180).

The Company has experienced recurring losses and is dependent on its ability to raise additional funds to continue operations. These circumstances create material uncertainties that cast significant doubt as to the ability of the Company to continue as a going concern. The Company is actively pursuing additional financing to further develop certain of the Company's scientific initiatives, but there is no assurance these initiatives will be successful, timely, or sufficient. Consequently, the Company's ability to continue as a going concern is dependent on its ability to secure additional financing.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the future operations will allow for the realization of assets and the discharge of liabilities in the normal course of business. These consolidated financial statements do not include any adjustments to the carrying value and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (collectively “IFRS”).

The consolidated financial statements were authorized for issue by representatives of the Company on April 7, 2023.

The consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency.

F-10

3.	Critical accounting estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amount of revenues and expenses during the reporting period. Management is required to apply judgment in useful lives of assets, valuation of inventory obsolescence, recoverability of property and equipment and intangible assets, equity transactions and, valuation of derivative financial instruments. By their nature, these estimates are subject to measurement uncertainty and are reviewed periodically and adjustments, if necessary, are made in the period in which they are identified. Actual results could differ from those estimates.

Useful lives of assets - Significant estimates are involved in the determination of the useful lives of property and equipment and intangible assets to determine their expected depreciation rates. (Notes 9 and 10)

Determination of valuation of equity transactions - Significant estimates are involved in the determination of fair value of equity transactions such as equity settled transactions and warrant valuation. (Notes 14 and 15)

Valuation of derivative financial instruments – The estimated fair values of financial liabilities are subject to measurement uncertainty due to their exposure to liquidity and market risks. The fair value of these derivatives is determined using valuation models which require assumptions concerning the amount and timing of future cash flows, and discount rates. Changes in fair value are recognized in profit and loss. Management’s assumptions rely on external observable market data including volatility, and interest rate yield curves. The resulting fair value estimates may not be indicative of the amounts realized or settled in current market transactions and, as such, are subject to measurement uncertainty. Derivative financial instruments are comprised of convertible notes and warrant liabilities (Notes 14 and 15).

4.	Summary of significant accounting policies

Basis of Measurement

These consolidated financial statements were prepared under the historical cost convention as modified by the measurement of certain financial instruments at fair value.

The preparation of the consolidated financial statements in accordance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies.

Basis of Consolidation

These financial statements are prepared on a consolidated basis. All significant intercompany transactions and balances have been eliminated on consolidation.

Financial Instruments

(i) Recognition and Classification

F-11

Financial Assets

All financial assets are initially recognized at fair value, adjusted by, in the case of instruments not at fair value through profit or loss, directly attributable transaction costs. After initial recognition, financial assets are subsequently classified and measured at either fair value through profit or loss ("FVTPL"), fair value through other comprehensive income ("FVTOCI") or amortized cost based on the Company's assessment of the business model within which the financial asset is managed and the financial asset's contractual cash flow characteristics.

The Company had no financial assets measured at FVTPL or measured at FVTOCI as of December 31, 2022 and 2021.

Financial assets measured at amortized cost are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method less impairment. Cash and trade receivables are classified as measured at amortized cost. Cash consists of deposits in bank.

Financial Liabilities

The Company classifies its financial liabilities into one of the following two categories; measured at amortized cost and measured at fair value through profit and loss ("FVTPL").

Financial liabilities measured at FVTPL are comprised of convertible notes and warrant liability.

Financial liabilities measured at amortized cost are initially recognized at fair value net of any transaction costs directly attributable to the issue of the instrument. Such interest bearing liabilities are subsequently measured at amortized cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the balance sheet.

Accounts payable and accrued liabilities, advances, term loans, due to shareholders, and government loans are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

(ii) Derecognition

Financial assets are derecognized only when the contractual rights to the cash flows from the asset expire, or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. The Company derecognizes financial liabilities when the Company's obligations are discharged, cancelled, or expired.

(iii) Offsetting

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Company has a legal right to offset the recognized amounts and it intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(iv) Fair Value and Market Value Measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction on the measurement date.

F-12

When available, the Company measures the fair value of an instrument using quoted market prices in an active market for that instrument. A market is regarded as active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm's length basis.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1), and the lowest priority to unobservable inputs (level 3).

(v) Impairment of Financial Assets

At each reporting date, the Company assesses whether there is objective evidence that financial assets not carried at FVTPL are impaired. A financial asset or a group of financial assets are impaired based upon the expected credit loss ("ECL") model as prescribed by IFRS 9, taking into consideration both historic and forward looking information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account and online payment platforms.

Inventories

Inventory consists of only finished goods and are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price less the estimated cost of completion and the estimated costs necessary to make the sale.

Property and Equipment

Property and equipment is initially recorded at cost and subsequently measured at cost less accumulated depreciation. Depreciation is recognized in Consolidated Statements of Comprehensive Loss and is provided over the estimated useful life of the assets as follows:

Tooling	- 20% diminishing balance basis
Office equipment	- 20% diminishing balance basis
Computer equipment	- 55% diminishing balance basis

Depreciation methods, useful lives and residual values are reviewed annually and adjusted if necessary.

Intangible Assets

Intangible assets include expenditures on patents.

Intangible assets are recorded at cost less accumulated amortization. Directly attributable costs, that are capitalized as part of intangible assets include professional fees and costs paid to purchase the rights to patents. Amortization is recognized in Consolidated Statements of Comprehensive Loss and is provided over the estimated useful life of the asset as follows:

Patents - 10 years straight line

Amortization method and useful lives are reviewed at least annually and adjusted if necessary.

F-13

Income Taxes

Income tax expense represents the sum of current income taxes and deferred income taxes. Current and deferred taxes are recognized in Consolidated Statements of Comprehensive Loss, except to the extent that it relates to items recognized in other comprehensive loss or directly in equity. Under these circumstances, the taxes are recognized in other comprehensive loss or directly in equity.

Current income taxes

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute current income tax assets and liabilities are measured at tax rates which have been enacted or substantively enacted at the reporting date. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred income taxes

Deferred income taxes are provided using the asset and liability method applied to temporary differences at the date of the consolidated statement of financial position between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

- Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, and carry forward of unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax losses can be utilized except:

- Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each date of the consolidated statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each date of the consolidated statement of financial position and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

F-14

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the date of the consolidated statement of financial position.

Deferred income tax assets and deferred income tax liabilities are offset if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Foreign Currency

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses which result from the settlement of such transactions and from the translation of year end exchange rates of monetary assets and liabilities denominated in foreign currency are recognized in the consolidated statement of comprehensive loss.

Revenue Recognition

Under IFRS 15, revenue is measured using a five-step recognition model which includes:

1) identifying the contract(s) with the customer; 2) identifying the separate performance obligations in the contract; 3) determining the transaction price; 4) allocating the transaction price to separate performance obligations; and 5) recognizing revenue when (or as) each performance obligation is satisfied.

Step 1: Identifying the contract

Before recognizing revenue, the Company reviews customer transactions to ensure each party’s rights and payment terms are identified, there is commercial substance, and that it is probable that the Company will collect the consideration in exchange for the goods or services as stated in the contract.

Step 2: Identifying the separate performance obligations in the contract

The Company's revenues are derived from the sale of product. The transaction between the Company and end-user includes quantities purchased, prices, and discounts if applicable. Revenue is recognized in line with the identified contractual terms and when collection of payment is reasonably assured in line with the agreed upon payment terms.

Step 3: Determining the transaction price

Transaction prices are typically the prices stated on the purchase orders or contracts, net of discounts. The Company reviews customer contracts for any variable consideration, existence of significant financing components and payables to customers, and adjusts transaction prices accordingly.

Step 4: Allocating the transaction price to separate performance obligations

The Company's customer online transactions contain a single performance obligation, and the allocation of the transaction price is based on the fixed price.

F-15

Step 5: Recognizing revenue when (or as) each performance obligation is satisfied

The timing of revenue recognition is based on when a customer obtains control of the asset. Control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset. The Company reviews customer transactions and the nature of the performance obligations to determine if a performance obligation is satisfied at a point in time, and recognizes revenue accordingly.

Revenue is generated from the sale of AXIS Gear units and RYSE SmartShade; consumers have an option to download the app free of charge on Android or Apple iphones. There is a one-year warranty on the item, but no extended warranty or installation services provided by the Company. Hence, revenue is solely generated from the sale of product. Revenue from sales of the product is recognized at a point in time, when shipment occurs and risks and rewards of ownership have been transferred to the consumer. At this point in time, the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, revenue can be reliably measured and its probable that the economic benefits will flow to the Company.

When the Company receives payment for product but shipment has not occurred, recognition of the revenue is deferred and recorded as a liability on the consolidated statement of financial position until the risks and rewards of ownership have been transferred to the consumer.

Government Grants

The Company receives governmental subsidies, grants, and credits (collectively, Grants), from time to time related to operating expenditures or the COVID-19 pandemic. The Company recognizes such Grants when there is reasonable assurance that it qualifies for, and has complied with the conditions of the Grant, and that the Grant will be received. If the Company receives a Grant but cannot reasonably assure that it has complied with the conditions of the Grant, recognition of the Grant is deferred and recorded as a liability on the consolidated statement of financial position until the conditions are fulfilled. For Grants that relate to operating expenditures, the Company recognizes the Grant as a reduction to the expenditure that the Grant was intended to offset, in the period the cost is incurred or when the conditions are fulfilled if they were not met when the costs were incurred.

Leases

Under IFSR 16, all leases are accounted for by recognizing a right-of-use asset in property and equipment and a lease liability except for leases of low value assets and leases with a duration of 12 months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the rate inherent in the lease unless this is not readily determinable, in which case the Company’s incremental borrowing rate on commencement of the lease is used. The Company determines its incremental borrowing rate as the rate of interest it would have to pay to borrow over a similar term, and with similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

•	amounts expected to be payable under any residual value guarantee;
•	the exercise price of any purchase option granted in favour of the Company if it is reasonably certain to exercise that option; and
•	any penalties payable for terminating the leases, if the term of the lease has been estimated on the basis of the termination option being exercised.

F-16

Right-of-use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for:

•	lease payments made at or before commencement of the lease;
•	initial direct costs incurred; and
•	the amount of any provision recognized where the Company is contractually required to dismantle, remove or restore the leased asset.

Subsequent to initial measurement, lease liabilities increase as a result of interest at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset, whichever is shorter.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases, an equivalent adjustment is made to the carrying value of the right-of-use assets, with the revised carrying amount being amortized over the remaining lease term.

For contracts that both convey a right to the Company to use an identified asset and require services to be provided to the Company by the lessor, the Company has elected to account for the entire contract as a lease. That is, it does not allocate any amount of the contractual payment to, and account separately for, any services provided by the supplier as part of the contract.

Stock-based compensation

The Company may grant stock options to buy Class A common shares of the Company to directors, officers, employees or consultants. The Company records stock-based compensation related to stock options granted using the fair-value based method which is estimated using the Black-Scholes option pricing model.

Estimating fair value for share-based compensation requires management to estimate the most appropriate imputes to the Black-Scholes option pricing model including the expected life of the option, volatility, and dividend yield. Actual results could differ from these estimates.

The fair value of stock options is measured at the grant date, and is recognized, together with a corresponding increase in contributed surplus in shareholders' deficiency, over the period during which the performance or service conditions are fulfilled. The cumulative expense recognized for stock options at each reporting date until the vesting date reflects the extent to which this vesting period has expired and is the Company's best estimate of the number of shares that will ultimately vest. The expense or credit recognized for a year represents the difference in recognized cumulative expense between the beginning and the end of the year and is recognized in the consolidated statements of loss and comprehensive loss.

When stock options are exercised or exchanged, the amounts previously credited to contributed surplus are reversed and credited to share capital. The amount of cash, if any, received from participants is also credited to share capital.

Research and development and government assistance

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted criteria for deferral and amortization in accordance with International Accounting Standard 38 – Intangible Assets. No development costs have been deferred as at December 31, 2022 and 2021.

F-17

Reimbursement of eligible costs pursuant to government assistance programs are recorded as government grant income when the related costs are incurred. Claims not settled by the reporting date are recorded as grants receivable on the consolidated statement of financial position when there is reasonable assurance of recovery. Funding amounts received in advance of expenses incurred are deferred and are recorded as deferred revenue on the consolidated statement of financial position.

Provisions, contingent assets and contingent liabilities

Provisions are recognized when all of the following conditions are met:

•	an entity has a present obligation as a result of a past event;
•	it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation; and
•	a reliable estimate can be made of the amount of the obligation.

Where the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as a separate asset when, it is virtually certain that reimbursement will be received if the Company settles the obligation. The expense relating to a provision is presented net of the amount recognized for a reimbursement.

Contingent liabilities, a possible obligation depending on whether some uncertain future event occurs, or a present obligation but payment is not probable or the amount cannot be measured reliably, are not recognized in balance sheets but are disclosed in notes to the consolidated financial statements.

Contingent assets are disclosed where an inflow of economic benefits is probable.

Standards and Interpretations not yet applied

There are no new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2022 and have not been early adopted by the Company.

New and amended standards adopted by the Company

The Company has not early applied the new standards and amendments for their annual reporting period commencing January 1, 2022.

5.	Accounts receivables

	2022	2021
Accounts receivable	$47,334	$126,397
Less: Provision for expected credit losses	–	–
	$47,334	$126,397

The provision for expected credit losses was determined based on historical loss rates and payment behavior from customers by major aging category, updated for estimates of forward-looking factors that may differ from past experience such as credit quality and industry factors. These updated loss rates were applied to aging categories to determine the expected credit losses on accounts receivable using the simplified approach. During the year ended December 31, 2022, the Company has written-off its receivables amounting to $38,147 (2021 – nil).

F-18

6.	Government grants

During the year ended December 31, 2022, the Company recognized $836,600 (2021 – $885,711) in grant revenue from Sustainable Development Technology Canada ("SDTC”). The funding is provided to the Company to cover 87.87% of expenses on a specified project including: labour, travel, equipment, sub-contractors and consultants, and other miscellaneous costs. The amount recognized in the current year is $687,589 (2021 - $780,951) and has been reported under other income.

During the year ended December 31, 2022, the Company claimed $18,366 (2021 – $298,277) under the Canada Emergency Wage Subsidy (“CEWS”) program, which was recognized as a reduction to operating expenses in the consolidated statement of comprehensive loss.

In 2021, the Company claimed and received $28,500 under the Canada Emergency Rent Subsidy program.

Deferred government assistance income (cumulative to date)

	2022	2021
SDTC funding received	$3,681,634	$2,845,034
SDTC grant revenue recognized in 2019 received in 2020	(212,162)	(212,162)
SDTC grant revenue recognized in 2020 and received in 2021	(1,376,432)	(1,376,432)
SDTC grant revenue recognized in 2021	(780,951)	(780,951)
SDTC grant revenue recognized in 2021 and received in 2022	(475,489)	–
SDTC grant revenue recognized in 2022	(209,150)	–
SDTC deferred grant revenue	627,450	475,489
Deferred grant revenue from government loans	526,533	637,332
	$1,153,983	$1,112,821

Government grant revenue

	2022	2021
SDTC	$687,589	$780,951
Federal Economic Development Agency (Note 17)	82,089	66,145
Eco Canada	66,742	–
Colleges and Institutes Canada	25,000	–
Canada Emergency Business Account (Note 17)	15,170	14,054
HASCAP	13,590	6,191
CanExport Innovation Grant	12,750	–
Canada Emergency Rent Subsidy	–	28,500
	$902,930	$895,841

7.	Inventory

	2022	2021
Finished goods	$554,336	$483,994

F-19

As of December 31, 2022, the inventory balances of $554,336 (2021 - $483,994) is net of provision balances of $104,284 (2021 – 190,625). Inventories of $411,039 (2021 - $728,158) were included in cost of sales. During the year, $86,341 (2021 – ($29,451)) of inventory was written up (down) to its net realizable value. During the year ended December 31, 2022, the Company has written-off its inventories amounting to $152,157 (2021 - $29,451).

8.	Investment tax credit receivable

The Company claims Scientific Research and Development (SR&ED) and related investment tax credits for income tax purposes based on management's interpretation of the applicable legislation in the Income Tax Act of Canada. These claims are subject to audit by the Canada Revenue Agency ("CRA"). Included in investment tax credit receivable are amounts for SR&ED credits which are currently under review or are expected to come under review by the taxation authorities:

	2022	2021
Balance, opening	$208,000	$121,219
Additions	–	208,000
Recovered	(208,000)	(121,219)
Balance, ending	$–	$208,000

9.	Property and equipment

	Tooling	Office equipment	Computer equipment	Total
Cost:
December 31, 2020	$155,906	$27,436	$51,334	$234,676
Additions	3,866	12,024	4,455	20,345
December 31, 2021	$159,772	$39,460	$55,789	$255,021
Additions	–	–	2,701	2,701
December 31, 2022	$159,772	$39,460	$58,490	$257,722
Accumulated depreciation:
December 31, 2020	$84,065	$13,021	$41,146	$138,232
Depreciation	14,755	4,085	6,829	25,669
December 31, 2021	$98,820	$17,106	$47,975	$163,901
Depreciation	12,190	4,471	5,041	21,702
December 31, 2022	$111,010	$21,577	$53,016	$185,603
Net carrying amounts:
December 31, 2021	$60,952	$22,354	$7,814	$91,120
December 31, 2022	$48,762	$17,883	$5,474	$72,119

F-20

10.	Intangible assets

Trademarks and patents
Cost:
December 31, 2020	$231,401
Additions	167,187
December 31, 2021	$398,588
Additions	–
December 31, 2022	$398,588
Accumulated amortization:
December 31, 2020	$49,338
Amortization	33,987
December 31, 2021	$83,325
Amortization	15,763
December 31, 2022	$99,089
Net carrying amounts:
December 31, 2021	$315,263
December 31, 2022	$299,500

The Company has capitalized the costs related to the design, development, filing and registration of the patents. These patents have a useful life of 10 years and have been amortized on a straight-line basis.

11.	Accounts payable and accrued liabilities

	2022	2021
Credit cards payable	$103,187	$230,649
Trade accounts payable	339,359	548,285
Accrued liabilities	9,000	90,000
Government remittances payable	574,626	350,305
	$1,026,172	$1,219,239

12.	Advances

	2022	2021
Advance [a]	$128,985	$120,808
Advance [b]	–	157,807
Advance [c]	45,807	86,451
Advance [d]	–	14,174
Advance [e]	4,743	38,356
Advance [f]	–	59,745
Advance [g]	675,499	945,115
Advance [h]	9,000	123,750
	$864,034	$1,546,206

F-21

[a] Advance

On December 12, 2018, the Company entered into a financing agreement to be repaid based on cash receipts from customers. The Company received $257,360 USD ($344,548) for the obligation to pay $270,026 USD ($361,505) of future cash receipts of the Company. During the year, the Company received $223,956 additional financing and repaid $215,819. Net balance as at December 31, 2022 is $128,985 (2021 is $120,808).

[b] Advance

On September 5, 2019, the Company entered into an agreement with a financing company and received $210,500 in September 2019 and an additional $64,485 in January 2020, to be repaid through daily payments of $1,025. These advances were repaid in 2021.

On July 7, 2021, the Company entered into an agreement with a financing company and received $180,000 to be repaid through weekly payments of $4,050.

On October 26, 2021, the Company entered into an agreement with a financing company and received $45,000 to be repaid through weekly payments of $1,068.

On December 9, 2021, the Company entered into an agreement with a financing company and received $24,500 to be repaid through weekly payments of $582.

The above advances carry interest rates between 20.75%-43.03% per annum. During the year, the Company received nil (2021 - $285,307) and repaid $183,064 (2021 - $266,533). No remaining balance as at December 31, 2022.

[c] Advance

On October 5, 2020, the Company entered into an agreement and received $ 75,382 ($57,000 USD) from an entity affiliated with a channel partner. Repayment of the amount advanced plus $9,800 ($7,410 USD) was made by transferring 17% of payments from the channel partner to the affiliated entity. The amount was fully repaid in 2021. The Company entered into various agreements with the entity and received $208,874 ($165,600 USD) in 2021 with similar repayment terms. During the year, the Company received nil (2021 - $236,205) and repaid $40,644 (2021 - $174,817).

[d] Advance

In 2020, the Company entered into an agreement and received $52,252 ($40,000 USD) from a channel partner. In return the channel partner will withhold 25% of all transactions until the principal is repaid charging interest of $523 ($400 USD) per week. As of February 28, 2021, the Company and the channel partner agreed that interest would no longer accrue on the remaining balance owing. The effective interest rate on this advance was 52.5% per annum. During the year, the Company received Nil (2021 - Nil) and repaid $14,174 (2021 - $19,037). No remaining balance as at December 31, 2022.

[e] Advance

On January 7, 2021, the Company entered into an agreement and received $49,463 ($39,000 USD) from an entity affiliated with a channel partner. Repayment of the amount advanced plus $7,984 ($6,295 USD) was made by transferring 30% of payments from the channel partner to the affiliated entity. On November 30, 2021, the Company entered into an agreement and received $38,232 ($30,000 USD) from the entity with similar repayment terms. During the year, the Company received Nil (2021 - $99,610) and repaid $33,612 (2021 - $60,870).

F-22

[f] Advance

On August 20, 2021, the Company entered into agreements with a lender whereby the lender paid certain of the Company’s invoices due to vendors. Under the terms of the agreements, repayments are due 120 days from each advance, plus a commission of 1.5% of the amounts advanced. During the year, the lender paid invoices totaling $162,488 (2021- $108,610) and the Company repaid $222,233 (2021 - $48,865) to the lender. No remaining balance as at December 31, 2022 (2021 - $59,745).

[g] Advance

In 2021, the Company entered into various agreements with a financing company whereby the financing company paid certain invoices the Company owed to its vendors. The Company agreed to repay the invoice amounts plus 1.5%-6% to the financing company, 120 days after the date of invoice payment. The advance carries an effective interest rate of 5%-18% per annum. During the year, the Company received $1,157,928 (2021 - $2,781,921) and repaid $1,485,554 (2021 - $1,836,805).

[h] Advance

On November 24, 2021, the Company entered into an agreement and received $125,000 from a financing company. Repayment of the amount advanced plus $36,250 is to be repaid made through weekly payments of $7,500. The advance carries an effective interest rate of 70% per annum. During the year, the Company received $249,763 (2021 - $364,248) and repaid $364,513 (2021 - $240,498).

[i] Advance

On June 13, 2022, the Company entered into an agreement and received $193,424 ($150,000 USD) from the financing company. On September 28, 2022, the Company paid the advance in full.

All interest and fees associated with the above advances have been recorded through other interest and charges.

13.	Term debt

	2022	2021

Term loans	$2,128,965	$1,323,074
Term loans issued with warrants	1,927,569	1,893,820
SRED and SDTC financing	488,536	1,456,977
	4,545,070	4,673,871
Less: Current portion	2,617,501	4,430,153

	$1,927,569	$243,718

Term loans

During 2017-2019, the Company borrowed $900,000 from various individuals, repayable on demand with interest rates ranging from 0-10% per annum. Principal of $250,000 was repaid in the 2021.

F-23

During 2020, the Company borrowed $49,903 repayable on maturity dates ranging from March 12, 2020 to June 22, 2021 with accrued interest calculated weekly at a rate ranging from 22%-26% per annum.

During 2021, the Company borrowed $215,000 from a lender repayable on maturity dates ranging from April 2, 2021 to July 5, 2022 with accrued interest calculated weekly at a rate 22.3% per annum.

During 2021, the Company borrowed USD $192,815 under a promissory note. The repayment amount is two times the amount of the loan and repayments begin quarterly beginning December 22, 2022. The amount of each quarterly repayment will be 10% of the revenue earned by the Company in the quarter immediately preceding the repayment, and quarterly repayments will continue until the loan is repaid in full. During 2022, the Company borrowed additional $145,669 under a promissory note with the same terms and condition as the original note.

During the year ended December 31, 2022, the Company received a total of $1,545,062 and repaid $969,121.

Term loans issued with warrants

On May 2, 2018, the Company borrowed $1,119,750 and $400,000 USD repayable on April 30, 2021 from various lenders. Interest is calculated and payable monthly at a rate of 1.41667% per month. As part of the issuance of the term loans, the lenders received warrants (Note 15).

Under IAS 32 Financial Instruments: Presentation the proceeds of the term loans were allocated between the term loan principle, and the warrants, based on the relative fair values of the two instruments. This resulted in $1,349,131 being allocated to term loans and $282,965 being allocated to warrants. The warrants are classified as a liability in accordance with IAS 32 since the amount of shares to be received upon exercise is not a fixed amount. These warrants are subsequently remeasured at their fair value each reporting period.

The loans are secured by a general security agreement over the assets of the Company and personal security from a shareholder for 30% of the principal amount.

During 2022, term loan issued with warrants has extended the maturity date to June 30, 2024.

At December 31, 2022, the remaining balance of the term loan is $998,159 and $334,279 USD.

SRED and SDTC financing

The Company borrowed the following amounts repayable on or before the earlier of three business days after receipt of the Scientific Research and Experimental Development Tax claim filed for December 31, 2019 (the "2019 SR&ED") claim or November 6, 2020. Furthermore, any funding received from the Sustainable Development Technology Canada (“SDTC”) must be used to pay down the outstanding balance of the loan on or before three business days after receipt of the funding.

December 31, 2020	$1,641,992
Repayments	(341,142)
Interest repayment	(231,917)
Accrued interest	388,044
December 31, 2021	$1,456,977
Repayments	(956,386)
Accrued interest	167,945
Waiver of term loan	(180,000)
December 31, 2022	$488,536

F-24

Interest compounds monthly at an annual rate of 32.15%.

This facility is secured by a general security agreement over the assets of the Company, the 2019 SR&ED claim, and proceeds from SDTC claims.

On March 24, 2021, the maturity date of the loan was extended to March 24, 2022 and the interest was revised to an annual rate of 24.60% from September 1, 2020 onwards. On March 22, 2022, the Company and lender agreed to convert compounding interest into monthly simple interest payments at 22.2% per annum on all outstanding balances starting April 1, 2022. In November 2022, the maturity date of the loan was extended to March 24, 2023. The Company also agreed that any current and future SDTC and SR&ED Tax claims will be directly applied to the outstanding principal of the loans.

14.	Convertible notes payable

The Company has previously issued convertible debentures with stated interest rates of 7%. The convertible notes include a conversion feature that allows for conversion under one of the following two conditions:

(a)	the convertible debentures convert automatically upon a qualified equity financing greater than $2,000,000 at a discount of 20% from the transaction price:

(b)	at maturity, the holder of the convertible debenture has the option to convert at a rate based on a specific US$ valuation of the Company or be repaid.

Since the conversion feature can vary with the market value of the Company’s common shares and currency exchange rates, this violates the fixed-for-fixed criterion for equity classification and the conversion feature is considered an embedded derivative. The Company has elected to account for the convertible debt using the fair value option under IFRS 9. Under this option, the Company will fair value the host loan as well as the embedded derivative each period with changes in fair value recognized through profit and loss. At the inception of the debentures, the fair value of the instruments was determined to be their face amount.

During the year ended December 31, 2020, convertible debentures with maturity dates in the year were extended by the holders to various dates ranging from June 30, 2021 to February 22, 2022.

On February 22, 2022, the Company issued 119,050 Class A and 186,432 Class B shares on convertible notes with fair value amounting to $1,123,777 and $1,760,915, respectively.

Fair value
December 31, 2020	$3,415,650
Fair value adjustment	158,328
December 31, 2021	$3,573,978
Fair value adjustment	(689,286)
Issuance of:
Common Share A	(1,123,777)
Common Share B	(1,760,915)
December 31, 2022	$–

F-25

The principal owing at December 31, 2022 was nil (December 31, 2021 - $880,000 and $127,500 USD).

The following assumptions were used to calculate the fair values at:

	2022	2021
Expected dividends	–	–
Weighted average time to maturity in years	–	0.15
Weighted average expected volatility	52%	52%
Weighted average risk-free rate	0.18%	0.18%
Share price	$9.04	$9.04
Weighted average exercise price	$3.64	$3.64

15.	Warrants

Warrant liabilities

[a] May 2, 2018

On May 2, 2018, the Company issued warrants as part of the term debt described in Note 13 – term loans issued with warrants, which are classified as a liability. The warrants have an exercise price of the lesser of $3.69 before share split ($0.369 after share split) and the most recent cash issue price paid in a qualifying financing to obtain one Class A common share. The warrants vest immediately and are exercisable for 5 years from issuance.

On December 26, 2022, the Company extended expiry date of some warrants to April 30, 2026. Currently issued warrants were canceled and new warrants were issued to reflect the extended maturity date and adjusted number of Class A Common Shares of the Company that may be purchased by the holder of the warrants as a result of a 1:10 split of the Class A Common Shares.

The following assumptions were used to calculate the fair values at:

	2022	2021
Expected dividends	–	–
Time to expiry in years	3.33	1.33
Expected volatility	52%	52%
Risk-free rate	3.77%	0.81%
Share price before share split	$9.19	$9.04
Exercise price before share split	$3.69	$3.69
Exercise price after share split	$0.369	$–

Warrants in equity

[b] April 1, 2019

On April 1, 2019, the Company issued warrants for services to a non-employee. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 – Share-based payment (IFRS 2) as the value of the services could not be estimated reliably. The warrants have an exercise price of $4.91 to obtain one Class A common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

F-26

[c] December 7, 2019

On December 7, 2019, the Company issued warrants to settle interest due on a term loan. The transaction was valued at the fair value of the instruments in accordance with IFRS 9. The warrants have an exercise price of $5.33 to obtain one Class A common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[d] December 7, 2019

On December 7, 2019, the Company issued warrants to settle interest due on a term loan. The transaction was valued at the fair value of the instruments in accordance with IFRS 9. The warrants have an exercise price of $3.18 to obtain one Class A common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[e] December 7, 2019

On December 7, 2019, the Company issued warrants for services to a non-employee. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $5.65 to obtain one Class A common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[f] December 7, 2019

On December 7, 2019, the Company issued warrants to settle interest due on a term loan. The warrants have an exercise price of $3.64 to obtain one Class A common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[g] April 30, 2021

On April 30, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[h] August 17, 2021

On August 17, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[i] October 29, 2021

On October 29, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[j] December 21, 2021

On December 21, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[j] December 21, 2021

On December 21, 2021, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

F-27

[k] February 28, 2022

On February 28, 2022, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of $9.48 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[l] May 4, 2022

On May 4, 2022, the Company issued warrants for services to a corporation. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of US$7.13 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

Share split

On May 8, 2022, the Company amended its Articles of Incorporation to subdivide and split the shares in the capital of the Corporation on the basis of ten (10) shares for every one (1) share held. The share split resulted to an increase in warrants by 2,292,129 shares and 445,644 shares for warrants in liabilities and equity, respectively. Exercise price are one tenth (1/10) of the initial value at the date of grant.

Warrants after share split

[m] June 7, 2022

On June 7, 2022, the Company issued warrants as part of the investment to the Company. The transaction was valued at the fair value of the instruments in accordance with IFRS 2 as the value of the services could not be estimated reliably. The warrants have an exercise price of US$0.713 to obtain one Class B common share. The warrants vest immediately and are exercisable for 10 years from issuance and have been valued using the Black-Scholes Model.

[n] July 25, 2022

On July 25, 2022, the Company issued some warrants as equity kicker. The warrants are exercisable for 20 years from issuance with exercise price of $0.01 USD and have been valued using the Black-Scholes Model.

[o] October 24, 2022

On October 24, 2022, the Company issued some warrants as equity kicker. The warrants are exercisable for 20 years from issuance with exercise price of $0.713 USD and have been valued using the Black-Scholes Model.

[p] November 9, 2022

On November 9, 2022, the Company issued some warrants as equity kicker. The warrants are exercisable for 20 years from issuance with exercise price of $1.00 USD and have been valued using the Black-Scholes Model.

[q] November 9, 2022

On November 9, 2022, the Company issued some warrants as equity kicker. The warrants are exercisable for 20 years from issuance with exercise price of $0.01 USD and have been valued using the Black-Scholes Model.

[r] November 15, 2022

On November 15, 2022, the Company issued some warrants as equity kicker. The warrants are exercisable for 2 years from issuance with exercise price of $1.00 USD and have been valued using the Black-Scholes Model.

F-28

[s] November 24, 2022

On November 24, 2022, the Company issued some warrants as equity kicker. The warrants are exercisable for 20 years from issuance with exercise price of $1.00 USD and have been valued using the Black-Scholes Model.

	Number of warrants	Warrant liability amount	Warrant equity amount
December 31, 2020	302,097	$1,447,033	$115,967
Fair value revaluation	–	(50,391)	–
December 31, 2021	302,097	$1,396,642	$115,967
Stock split	2,737,773	–	–
Warrants issued	1,278,701	–	996,362
Fair value revaluation	–	312,801	–
December 31, 2022	4,318,571	$1,709,443	$1,112,329

Warrants before share split

	Number of warrants	Number of common shares exercisable into	Exercise price	Expiry date
May 2, 2018 [a]	254,681	254,681	$3.69	May 2, 2023
April 1, 2019 [b]	10,000	10,000	4.91	April 1, 2029
December 7, 2019 [c]	4,690	4,690	5.33	December 7, 2029
December 7, 2019 [d]	15,730	15,730	3.18	December 7, 2029
December 7, 2019 [e]	11,502	11,502	5.65	December 7, 2029
December 7, 2019 [f]	5,494	5,494	3.64	December 7, 2029
April 30, 2021 [g]	408	408	9.48	April 30, 2031
August 17, 2021 [h]	138	138	9.48	August 17, 2031
October 29, 2021 [i]	153	153	9.48	October 29, 2031
December 21, 2021 [j]	160	160	9.48	December 21, 2031
February 28, 2022 [k]	891	891	9.48	February 28, 2032
May 4, 2022 [l]	350	350	7.13USD	May 4, 2032
	304,197	304,197

F-29

Warrants after share split

	Number of warrants	Number of common shares exercisable into	Exercise price	Expiry date
May 2, 2018 [a]	2,546,810	2,546,810	$0.369	April 30, 2026
April 1, 2019 [b]	100,000	100,000	0.491	April 1, 2029
December 7, 2019 [c]	46,900	46,900	0.533	December 7, 2029
December 7, 2019 [d]	157,300	157,300	0.318	December 7, 2029
December 7, 2019 [e]	115,020	115,020	0.565	December 7, 2029
December 7, 2019 [f]	54,940	54,940	0.364	December 7, 2029
April 30, 2021 [g]	4,080	4,080	0.948	April 30, 2031
August 17, 2021 [h]	1,380	1,380	0.948	August 17, 2031
October 29, 2021 [i]	1,530	1,530	0.948	October 29, 2031
December 21, 2021 [j]	1,600	1,600	0.948	December 21, 2031
February 28, 2022 [k]	8,910	8,910	0.948	February 28, 2032
May 4, 2022 [l]	3,500	3,500	0.713USD	May 4, 2032
June 7, 2022 [m]	56,101	56,101	0.713USD	June 7, 2032
July 25, 2022 [n]	56,500	56,500	0.01USD	July 25, 2042
October 24, 2022 [o]	1,024,000	1,024,000	0.713 USD	October 24, 2042
November 9, 2022 [p]	66,500	66,500	1.00 USD	November 9, 2042
November 9, 2022 [q]	37,000	37,000	0.01USD	November 9, 2042
November 15, 2022 [r]	7,000	7,000	1.00USD	November 15, 2024
November 24, 2022 [s]	29,500	29,500	1.00 USD	November 24, 2042
	4,318,571	4,318,571

The weighted average exercises price for the total outstanding warrants at December 31, 2022 was $0.47 (2021 - $3.82).

16.	Due to shareholders

The balances due to shareholders are unsecured, non-interest bearing, with no specific terms of repayment.

17.	Government loans

Canada Emergency Business Account (“CEBA”)

The Company borrowed $40,000 on April 23, 2020 and an additional $20,000 on December 16, 2020 under the CEBA program. The CEBA was offered in the context of the COVID-19 pandemic, and is an interest-free revolving line until December 31, 2022. Any outstanding balance on January 1, 2023 becomes a term loan carrying an interest rate of 5% per annum. No principal repayment is required before December 31, 2022, and only interest payments are required thereafter until the full principal is repaid no later than December 31, 2025. Repaying the outstanding balance of the loan (other than the amount available to be forgiven) on or before December 31, 2022 will result in a single tranche of loan forgiveness up to $20,000 based on a blended rate:

•	25 percent on the first $40,000; plus

•	50 percent on amounts above $40,000 and up to $60,000

The fair value of the debt of $22,383 was calculated using an effective rate of 24%, which corresponds to a rate that the Company would have obtained for a similar loan. The book value at December 31, 2022 was $38,027 (2021 - $30,667).

F-30

During the year ended December 31, 2022, $15,170 (2021 - $14,054) was recorded as government grant revenue on the consolidated statements of comprehensive loss. Deferred grant revenue is recognized over the interest free period of the loan.

Federal Economic Development Agency (“FedDev”) Loan

In December 2020, the Company borrowed $139,875 from FedDev as part of its Regional Economic Growth Through Innovation program.  The loan is interest-free, and the principal is to be repaid in equal monthly instalments from January 1, 2023 to December 1, 2027. The fair value of the debt of $55,671 was calculated using an effective rate of 24%, which corresponds to a rate that the Company would have obtained for a similar loan.

On April 1, 2021, the Company borrowed an additional $810,125 from FedDev under the same terms. The fair value of the debt of $395,441 was calculated using an effective rate of 24%, which corresponds to a rate that the Company would have obtained for a similar loan.

The book value at December 31, 2022 was $586,794 (2021 - $473,590).

During the year ended December 31, 2022, $82,089 (2021 - $66,144) was recorded as government grant revenue on the consolidated statements of comprehensive loss. Deferred grant revenue is recognized over the interest free period of the loan.

Highly Affected Sectors Credit Availability Program (“HASCAP”) Loan

On July 20, 2021, the Company borrowed $250,000 from a financial institution. The debt is guaranteed by the Business Development Bank of Canada as part of its Highly Affected Sectors Credit Availability Program. The loan carries an interest rate of 4% per annum. Monthly interest-only payments are required for the first twelve months, and principal is to be repaid in equal monthly instalments from August 20, 2022 to July 20, 2031.

The fair value of the debt of $114,102 was calculated using an effective rate of 24%, which corresponds to a rate that the Company would have obtained for a similar loan. The book value at December 31, 2022 was $128,495 (2021 - $120,579). During the year ended December 31, 2022, $13,590 (2021 - $6,191) was recorded as government grant revenue on the consolidated statement of comprehensive loss. Deferred grant revenue is recognized over the interest free period of the loan.

Government loans, December 31, 2019	$–
Government loans received	199,875
Fair value adjustment on initial recognition (Note 6)	(122,279)
Fair value on initial recognition	77,596
Accretion	2,872
Government loans, December 31, 2020	80,468
Government loans received	1,060,125
Fair value adjustment on initial recognition (Note 6)	(608,345)
Accretion	92,589
Government loans, December 31, 2021	624,837
Accretion	148,093
Payment	(19,612)
Government loans, December 31, 2022	$753,318

Short-term portion	$77,526
Long-term portion	$675,792

F-31

18.	Share capital

Authorized
Unlimited	Class A Common shares
Unlimited	Class B Common Shares, non-voting, non-participating

Issued after share split		2022	2021
35,572,451	Class A Common shares	$4,965,656	$3,624,852
3,928,461	Class B Common shares	$4,179,940	$564,573

On December 28, 2020, the Company filed an Offering Statement under Regulation A with the Securities and Exchange Commission (“SEC”). On February 22, 2021, the SEC qualified the Offering Statement, which allowed the Company to offer a maximum of 2,104,718 Class B Common Shares at $7.13USD per share. During 2021, the Company sold 67,231 Class B Common shares for proceeds of $644,733, and incurred share issuance costs of $80,160.

On February 22, 2022, the Company issued 119,050 Class A and 186,432 Class B shares on convertible notes with fair value amounting to $1,123,777 and $1,760,915, respectively (Note 14). During the year ended December 31, 2022, the Company issued 185,637 Class A Common shares for proceeds of $214,360. In addition, the Company issued 722,807 Class B Common shares, for total proceeds of $1,911,505 during the same period. Share issuance costs directly attributable to the issuance of Class B Common shares totaled $ 17,378.

On May 8, 2022, the Company amended its Articles of Incorporation to subdivide and split the shares in the capital of the Corporation on the basis of ten (10) shares for every one (1) share held. The share split resulted to an increase in Class A and B Common Shares by 31,887,504 shares and 2,951,991 shares respectively.

On May 11, 2022, the Company filed an Offering Statement under Regulation A with the SEC. The Offering Statement was qualified on July 27, 2022. The Company is offering a maximum of 25,000,000 Class B Common Shares at $1.00USD per share (the "2022 Regulation A Offering”). As of December 31, 2022, the Company issued 339,451 Class B Common shares for proceeds of $339,451 in the 2022 Regulation A Offering. In addition, the Company issued 141,770 Class B Common shares for proceeds of $141,770 during the same period in a concurrent private placement in Canada.

19.	Stock-based compensation

The Company may grant stock options to the Board, certain employees and consultants that allow each participant to purchase Class B common shares of the Company. The exercise price of each stock option is equal to the fair value of the underlying Class B common share when the stock option was granted. Stock options vest quarterly over terms ranging from 2 to 4 years. Stock options have a 10 year term.

On May 8, 2022, the Company amended its Articles of Incorporation to subdivide and split the shares in the capital of the Corporation on the basis of ten (10) shares for every one (1) share held. The share split resulted to an increase by 3,970,584 stock options. In addition, the Company granted additional 3,598,459 stock options in 2022 with the same exercise price and expiration date.

F-32

A summary of stock option activity under the plan is as follows:

	Number of stock options	Weighted average exercise price
December 31, 2018	413,605	$1.00
Granted	27,571	1.00
December 31, 2019	441,176	$1.00
Granted	–	1.00
December 31, 2020	441,176	$1.00
Granted	–	1.00
December 31, 2021	441,176	$1.00
Share split	3,970,584	/10
Granted	2,458,699	0.10
December 31, 2022	6,870,459	$0.10
Options exercisable - December 31, 2022	5,343,034	$0.10

The Company uses the fair value method for recording compensation expense related to stock-based instruments awarded to employees, consultants, officers and the Board in accordance with IFRS 2. For the purpose of expensing stock options each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Compensation expense is recognized over the tranche's vesting period by increasing contributed surplus based on the number of awards expected to vest.

For options granted in 2022 and 2019, the fair value of each stock option on the date of the grant was estimated using the Black-Scholes option pricing model as set out below.

	Options granted during 2022	Options granted during 2019
Risk-free interest rate	3.23%	1.00%
Estimated volatility	52%	40%
Dividend yield	–	–
Expected life (in years)	10.00	10.00
Weighted average share price at grant date	$3.84	$3.84
Weighted average fair value before share split	$–	$3.07
Weighted average fair value after share split	$0.307	$0.307

As at December 31, 2022, the weighted average remaining contractual life of stock options was 2.43 years (2021 - 3.43 years)

20.	Capital management

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern while providing a return to its shareholders. The capital structure of the Company is composed of long-term debt, convertible notes, warrant liability, government loans and equity attributable to the Company's shareholders. The Company's primary uses of capital are to finance the development of its technology. The Company's objectives in managing capital are: (i) to maintain sufficient working capital to meet current financial obligations and continue as a going concern; (ii) to maintain investor and creditor confidence; and (iii) to sustain future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. As at December 31, 2022, total managed capital was $21,502,077 (2021 - $14,730,780).

F-33

21.	Financial instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair value. The three levels of the fair value hierarchy are:

•	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities:

•	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and

•	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities, advances, and, due from related party approximate their fair values due to the relatively short-term maturities of these financial instruments.

	Fair value hierarchy level	2022	2021
Cash	Level 1	$146,763	$46,968
Accounts receivable	Level 2	47,334	126,397
		$194,097	$173,365

Bank indebtedness	Level 1	$19,336	$–
Accounts payable and accrued liabilities	Level 2	1,026,172	1,219,239
Advances	Level 2	864,034	1,546,206
Fair-value of convertible notes	Level 3	–	3,573,978
Term loans	Level 3	4,545,070	4,673,871
Warrant liability	Level 3	1,709,443	1,396,642
Due to shareholders	Level 2	3,580,169	651,641
Government loans	Level 3	753,318	624,837
		$12,497,542	$13,686,414

The Company is exposed to the following risks by virtue of its activities: Credit Risk – Cash is primarily invested with one major bank in Canada and a bank in the United States. Management believes that the financial institutions that hold the Company’s cash are financially sound and, accordingly, minimal credit risk exists with respect to this asset. The accounts receivable balance is mainly due from one large retailer which has been assessed for expected credit losses and no significant allowance has been determined. The maximum credit risk is the sum of its cash and accounts receivable. None of the Company’s financial assets are secured by collateral or other credit enhancements. During the year ending December 31, 2022, the Company has written off its receivables amounting to $38,147. Apart from the receivables, the Company determined that there were no financial assets that were impaired.

F-34

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. The Company enters into foreign currency purchase and sale transactions and has assets and liabilities denominated in foreign currencies resulting in expose to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The Company's financial instruments denominated in foreign currencies expressed in Canadian dollars and the exchange rate ($1.35 Canadian dollars per $1 U.S. dollars) used at the balance sheet date are as follows:

	Currency	2022	2021
Cash	U.S. dollar	$128,566	$2,602
Accounts payable and accrued liabilities	U.S. dollar	$328,214	$102,928
Advances	U.S. dollar	$872,598	$1,005,300
Term loans	U.S. dollar	$608,440	$892,815
Convertible notes	U.S. dollar	$–	$127,500

Liquidity Risk - Liquidity risk arises from the Company will encounter difficulties in meeting its obligations associated with its financial liabilities. The Company is exposed to this risk mainly with respect to its accounts payable and accrued liabilities, advances, term loans, and convertible debts balances. The Company manages its liquidity risk by monitoring its operating requirements (Note 2).

	Carrying amount	Contractual cash flow	1 Year	2-7 years
December 31, 2022
Bank indebtedness	$19,336	$19,336	$19,336	$–
Accounts payable and accrued liabilities	1,026,172	1,026,172	1,026,172	–
Advances	864,034	864,034	864,034	–
Due to shareholders	3,580,169	3,580,169	3,580,169	–
Term loans	4,545,070	4,545,070	2,617,501	1,927,569
Government loans	753,318	1,303,358	226,131	1,077,227
	$10,788,099	$11,338,139	$8,333,343	$3,004,796
December 31, 2021
Accounts payable and accrued liabilities	$1,219,239	$1,219,239	$1,219,239	$–
Advances	1,546,206	1,546,206	1,546,206	–
Convertible notes	3,573,978	1,196,930	1,196,930	–
Due to shareholders	651,641	481,641	481,641	–
Term loans	4,673,871	4,642,431	4,398,713	243,718
Government loans	624,837	1,260,000	9,677	1,250,323
	$12,289,772	$10,346,447	$8,852,406	$1,494,041

F-35

22.	Compensation of key management and related party transactions

Key management includes the Company's Board and key officers. Compensation awarded to key management included:

	2022	2021
Salaries and benefits	$185,000	$352,917
Stock-based compensation	–	–
	$185,000	$352,917

Term loan with related parties

At December 31, 2022, $270,000 (December 31, 2021 - $270,000) of term loans were owed to a relative of the CEO (Note 13).

23.	Income taxes

The Company's effective income tax rate is made up as follows:

	2022	2021

Net loss before income tax	$(6,509,178)	$(3,099,626)
Statutory tax rate	26.5%	26.5%

Expected income tax benefit	(1,724,932)	(821,401)
Non-deductible expenses and permanent differences	542,736	67,171
Change in deferred tax assets not recognized	1,182,196	836,270
Other	–	(82,040)
	$–	$–

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to the deferred income tax assets at December 31, 2022 and 2021 are as follows:

	2022	2021
Non-capital loss	$4,268,402	$3,063,528
SRED pools	243,576	243,576
Property and equipment	26,848	28,870
Share issuance costs	23,817	44,473
	4,562,643	3,380,447
Deferred income tax assets not recognized	(4,562,643)	(3,380,447)
	$–	$–

As at December 31, 2022, the Company has non-capital losses carried forward of $16,107,178 (2021 - $11,560,483) available to reduce future years taxable income. The losses expire in 2033 - 2042.

F-36

24.	Expenses by nature

	2022		2021
	Product costs	Operating expenses	Product costs	Operating expenses
Advertising and promotion	$–	$671,610	$–	$710,273
Depreciation and amortization (Note 9, 10)	–	37,465	–	59,655
Freight and shipping	–	217,546	–	279,100
Inventory (Note 7)	324,698	–	757,609	–
Office and general	–	1,665,769	–	828,456
Short term rentals	–	217,894	–	295,001
Research and development	–	292,505	–	223,865
Salaries and benefits	–	1,637,088	–	819,275
Stock-based compensation (Note 19)	–	1,225,596	–	6,584

	$324,698	$5,965,473	$757,609	$3,222,209

25.	Finance expense

	2022	2021
Interest on term loans (Note 13)	$707,397	$90,952
Term loan with warrants interest (Note 13)	273,303	299,611
SRED and SDTC financing interest (Note 13)	281,870	384,985
Accretion on government loans (Note 17)	121,022	86,112
Equity kicker from warrants	982,822	–
Other interest and charges	335,732	432,638
	$2,702,146	$1,294,298

26.	Supplemental cash flow information

	2022	2021
Non-cash value of deferred grant revenue	$–	$608,345
Non-cash value of convertible notes reclass into term-loan	$150,000	$–

F-37

Item 8. INDEX TO EXHIBITS

2.1	Certificate and Articles of Incorporation as Amended*
2.2	Amended and Restated Bylaws **
2.3	Certificate of Share Split Amendment ***
4.	Form of Subscription Agreement ***
6.1	Voting Trust Agreement as Amended *
6.2	Amended and Restated Shareholders Agreement **
6.4	Employment Agreement of Marc Bishara *

___________________

*	Filed as an exhibit to the Company’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-11397) and incorporated by reference.
**	Filed as an exhibit to the Company Annual Report on Form 1-K for the year ended December 31, 2021 and incorporated by reference.
***	Filed as an exhibit to the Company’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-11879) and incorporated by reference.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Toronto, Ontario, Canada on April 26, 2023.

RYSE Inc.

By: /s/ Trung Pham
Trung Pham, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons in the capacities and on the dates indicated.

By: /s/ Trung Pham

Trung Pham, Principal Financial Officer, Principal Accounting Officer and Director

April 26, 2023

17